TENNYSON
NETWORKS LIMITED
(Administrators Appointed)

November 28, 2003

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03037728

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 28 November 2003 **re: Second Meeting of Creditors (Reconvened).**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 12/1

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED
(Administrators Appointed)

28 November 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: Second Meeting of Creditors (Reconvened)

The Administrators of Tennyson Networks (ASX:TNY) today advised that the second meeting of creditors of the company held and adjourned on 10 November 2003, is to be reconvened at the office of PricewaterhouseCoopers, Level 4, 215 Spring Street, Melbourne on 8 December 2003 at 11 AM for Tennyson Networks Limited.

Further documentation on the company's administration is accessible from the administrators' website at www.pwcrecovery.com

Lodged with the consent of the Administrators.

R.A. PULLIA
Company Secretary

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0400 FAX +61-3- 8558 0484
email: tny@tennyson.com.au website: www.tennyson.com.au